Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in Thousands)

	Three Months Ended March 31, 2014	Year Ended December 31,
		2013	2012	2011	2010	2009
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$110,656	$387,886	$196,857	$171,259	$178,238	$131,514
Fixed charges	11,497	34,691	28,508	16,709	12,902	16,884
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	(1,288)	(822)

	$122,153	$422,577	$225,365	$187,968	$189,852	$147,576
Less:
Interest capitalized	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax (loss) income of subsidiaries that have not incurred fixed charges	(64)	(1,633)	6,873	20,730	5,109	—

	(64)	(1,633)	6,873	20,730	5,109	—

Total Earnings	$122,217	$424,210	$218,492	$167,238	$184,743	$147,576

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	11,497	34,691	28,508	16,709	12,902	16,884
Expense of the interest within rental expense (1)	—	—	—	—	—	—

Total Fixed Charges	$11,497	$34,691	$28,508	$16,709	$12,902	$16,884

Preferred Stock Dividends:
Preferred dividends	1,941	3,989	—	—	—	—
Preferred dividends grossed up to a pre-income tax basis	2,986	6,137	—	—	—	—

Total Preferred Dividends	$4,927	$10,126	—	—	—	—

Total combined fixed charges and preferred dividends	$14,483	$40,828	$28,508	$16,709	$12,902	$16,884

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	8.4	10.4	7.7	10.0	14.3	8.7

(1)	Deemed to be immaterial